FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                         For the month of December 2003


                               ABBEY NATIONAL PLC
                 (Translation of registrant's name into English)

                  Abbey House, 2 Triton Square, Regent's Place
                             London NW1 3AN, England
                    (Address of principal executive offices)



          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F ...X...       Form 40-F ......

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes ......              No ...X...

 Abbey reaches agreement to sell Royal Saint Georges Banque to General Electric


Abbey National France, part of Abbey National Plc ("Abbey") (LSE: ANL.L), has entered into an agreement to sell its subsidiary Royal Saint Georges Banque ("RSGB") to GE Capital Bank France ("GE"), part of the General Electrical Company (NYSE:GE).

GE will pay GBP 39 million ((euro)56 million) including a cash premium upon completion of GBP 19 million ((euro)27 million) for total mortgage assets of GBP 375 million ((euro)535 million)1. The deal is subject to regulatory and Banque de France approval and is expected to complete in early 2004. Abbey will make a small profit upon completion of the sale.

RSGB is principally a provider of secured debt consolidation sold through intermediaries. RSGB was acquired from CGU France, part of Aviva plc, by Abbey National France in May 2002. RSGB employs 66 people and is based in Nantes.

Charles Alexander, President, GE Capital Europe, said: "The acquisition of RSGB represents another significant step in the expansion of our consumer finance business in Europe, which is at the core of GE's growth strategy in the region."

Xavier Durand, President and CEO of GE Capital Bank France, said. "The acquisition of RSGB is a significant development for our French debt consolidation business. RSGB brings product expertise which, together with its strong brand and distribution network, will complement GE's presence in this growing sector in France."

The sale of RSGB represents a further step in Abbey's strategy of focusing solely on providing personal financial services in the UK, announced at its annual results in February 2003. Abbey National France does not have a natural position within the new strategy and Abbey will continue to explore options for the remainder of the Abbey National France businesses.

Note
1. Assets as at 30 November 2003.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 ABBEY NATIONAL PLC

Date: 19 December 2003
                                                 By  /s/ Gavin Frost
                                                 Gavin Frost, Investor Relations